Exhibit (a)(5)(H)
IN THE CIRCUIT COURT OF THE 11th JUDICIAL CIRCUIT IN AND FOR
DADE COUNTY, FLORIDA

CIVIL DIVISION
CASE NO.: 09-53851-CA08

SCOTT ZUCKER and MARIANA MARTIN-	}
ZUCKER, individually and on behalf of all	)
others similarly situated,	)
)
)
Plaintiffs,	)	CIVIL ACTION
)
v.	)	FIRST AMENDED CLASS
	)	ACTION COMPLAINT
PETER BRANDT, WAYNE YETTER, JOHN	)
CLARKSON, DONALD DENKHAUS,	)
ROBERT SAVAGE, PEDRO	)
GRANADILLO, PHILLIP SATOW,	)
FRANCOIS NADER, NOVEN	)
PHARMACEUTICALS, INC., HISAMITSU	)
U.S., INC., and NORTHSTAR MERGER	)
SUB, INC.,	)
)
Defendants.	)
     Plaintiffs, by their attorneys, allege upon information and belief, except for their own acts, which are alleged on knowledge, as follows:
     Pursuant to Rule 190.4 of the Texas Rules of Civil Procedure, plaintiffs would show that discovery is intended to be conducted under Level 3 of this rule due to the complexity of this case.
INTRODUCTION
     1. Plaintiffs bring this action on behalf of the public stockholders of Noven Pharmaceuticals, Inc. (“Noven” or the “Company”) against Defendants, Noven and its Board of Directors seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out of their attempt to sell the Company to Defendants Hisamitsu U.S., Inc., an Northstar Merger Sub, Inc. (collectively “Hisamitsu”) by means of an unfair process and for an unfair price of $16.50 per share in cash for each share of Noven common stock (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $414 million.
JURISDICTION AND VENUE
     2. This Court has jurisdiction over this action because Noven is a Delaware Corporation headquartered and with its principal place of business at 11960 SW 144th Street, Miami, Florida 33186 and is therefore a citizen of Florida.
     3. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.
PARTIES
     4. Plaintiffs are, and have been at all relevant times, the owners of shares of common stock of Noven.
     5. Noven is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 11960 S.W. 144th Street, Miami, Florida 33186, and engages in the research, development, manufacture, licensing, marketing, and sale of prescription pharmaceutical products. The Company operates through three segments Noven Transdermals, Novogyne, and Noven Therapeutics. The Noven Transdermals segment offers transdermal patches, including Daytrana, Vivelle-Dot, and CombiPatch. These products are used in the treatment of attention deficit hyperactivity disorder and in menopausal hormone therapy. The Novogyne segment, a joint venture with Novartis Pharmaceuticals Corporation, markets and sells transdermal hormone therapy product delivery systems for women under the Vivelle-Dot and CombiPatch brands. The Noven Therapeutics segment offers branded oral prescription psychiatry products consisting of Stavzor, a valproic acid delayed release product for treating manic episodes; Pexeva for depressive disorder, panic disorder, obsessive compulsive disorder, and generalized anxiety disorder; and Lithobid, an extended release lithium product for the maintenance of bipolar disorder and the treatment of related manic episodes. The Company also focuses on the development of Mesafem, a non-hormonal therapy in Phase 2 clinical studies for the treatment of vasomotor symptoms associated with menopause. Noven Pharmaceuticals markets its products primarily in the United States, and has out-licensed products to third parties in Canada, and Japan, as well as in Europe. It has collaboration with Procter & Gamble Pharmaceuticals, Inc. for the development of a low-dose testosterone patch for hypoactive sexual desire disorder.
     6. Defendant Peter Brandt (“Brandt”) has been the President, Chief Executive Officer, and a Director of the Company since 2008.
     7. Defendant Wayne Yetter (“Yetter”) has been the Chairman of the Board of the Company since 2008.
     8. Defendant John Clarkson (“Clarkson”) has been a Director of the Company since 2000.
     9. Defendant Donald Denkhaus (“Denkhaus”) has been a Director of the Company since 2004.
     10. Defendant Robert Savage (“Savage”) has been a Director of the Company since 2004.
     11. Defendant Pedro Granadillo (“Granadillo”) has been a Director of the Company since 2004.
     12. Defendant Phillip Satow (“Satow”) has been a Director of the Company since 2007.

     13. Defendant Francois Nader (“Nader”) has been a Director of the Company since 2009.
     14. Defendants referenced in ¶¶ 4 through 11 are collectively referred to as Individual Defendants and/or the Noven Board. The Individual Defendants as officers and/or directors of Noven, have a fiduciary relationship with Plaintiffs and other public shareholders of Noven and owe them the highest obligations of good faith, fair dealing, loyalty and due care.
     15. Defendant Hisamitsu U.S., Inc. is a Delaware Corporation that is a wholly owned subsidiary of Hisamitsu Pharmaceutical Co., Inc., a leading pharmaceutical company that develops and markets ethical and over-the-counter pharmaceutical products using TDDS technology.
     16. Defendant Northstar Merger Sub, Inc. is a Delaware Corporation wholly owned by Hisamitsu that was created for the purposes of effectuating the Proposed Transaction.
INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     17. By reason of Individual Defendants’ positions with the Company as officers and/or Directors, they are in a fiduciary relationship with Plaintiffs and the other public shareholders of Noven and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.
     18. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:
     (a) adversely affects the value provided to the corporation’s shareholders;
     (b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
     (c) contractually prohibits them from complying with their fiduciary duties;
     (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
     (e) will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     19. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Noven, are obligated to refrain from:
     (a) participating in any transaction where the Directors or officers’ loyalties are divided;
     (b) participating in any transaction where the Directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
     (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     20. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiffs and other public shareholders of Noven, or are aiding and abetting others in violating those duties.

     21. Defendants also owe the Company’s stockholders a duty of truthfulness, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor and good faith by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.
CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION
     22. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.
     23. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Hisamitsu to attempt to eliminate the public shareholders’ equity interest in Noven pursuant to a defective sales process, and (ii) permit Hisamitsu to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.
     24. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.
CLASS ACTION ALLEGATIONS
     25. Plaintiffs bring this action on their own behalf and as a class action on behalf of all owners of Noven common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
     26. This action is properly maintainable as a class action for the following reasons:
     (a) the Class is so numerous that joinder of all members is impracticable. As of July 21, 2009, Noven has approximately 25.06 million shares outstanding.
     (b) questions of law and fact are common to the Class, including, inter alia, the following:
     (i) Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiffs and the others members of the Class;
     (ii) Are the Individual Defendants, in connection with the Proposed Transaction pursuing a course of conduct that does not maximize Noven’s value in violation of their fiduciary duties;
     (iii) Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiffs and the other members of the Class;
     (iv) Have Noven and Hisamitsu aided and abetted the Individual Defendants’ breaches of fiduciary duty; and
     (v) Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

     (c) Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.
     (d) Plaintiffs’ claims are typical of those of the other members of the Class.
     (e) Plaintiffs have no interests that are adverse to the Class.
     (f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.
     (g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
SUBSTANTIVE ALLEGATIONS
     27. Noven had an outstanding 2008, and was poised for growth in 2009. As stated by Defendant Brandt on March 5, 2009, announcing the Company’s 2008 financial results:
“In 2008, we made significant progress in advancing our opportunities and addressing our challenges. Novogyne once again delivered outstanding results, with our equity in earnings of Novogyne increasing 27% over 2007 to $45.6 million. At Noven, we strengthened our balance sheet and cash position, made substantial progress toward a solution to the Daytrana peel force issue, launched a new product, refocused and enhanced our transdermal development activities, and commenced a Phase 2 study for Mesafem — our non-hormonal therapy for vasomotor symptoms — that should help meet an important patient need. Across the organization, we prioritized our opportunities and focused our resources on the disciplined execution of our strategies.”
Brandt continued: “We believe our progress in 2008 — and our strategy and plans for Noven and Novogyne in the current year — position us to deliver improvement in revenues, profitability, and earnings per share in 2009, while continuing to invest in Mesafem and other developmental products that have the potential to meaningfully benefit patients and reward shareholders for the longer term.”

     28. Prior to the announcement of the Proposed Transaction, Noven was off to a very strong start in 2009. On May 7, 2009, Noven reported financial results for the first quarter of 2009, reporting net revenues of $27.6 million, an increase of 29% compared to the first quarter of 2008 and net income of $4.5 million, an increase of 73% compared to the first quarter of 2008. As stated by the Company’s CEO, Peter Brandt:
“As our financial results and business highlights suggest, Noven is off to a strong start in 2009, with progress in each of our main business areas,” said Peter Brandt, Noven’s President and Chief Executive Officer. “At our Novogyne joint venture, demand for Vivelle-Dot continues to grow, with new prescriptions based on weekly data for the 2009 Quarter increasing 8% compared to the 2008 Quarter. Although inventory reductions in the distribution channel and the timing of certain expenses impacted the joint venture’s bottom line for the quarter, for full-year 2009 we continue to expect Novogyne to report double-digit earnings growth.”
     29. In addition, due to their strong performance during the first quarter of 2009, the Company raised its guidance for 2009:
“More broadly, an improved gross margin, expense controls and other company initiatives permitted us to deliver an 83% increase in pre-tax income in the 2009 Quarter, while increasing our investment in research and development by 40%,” said Brandt. “In light of our first quarter performance and our expectations for gross margin and other aspects of our business, we are raising our guidance for 2009 earnings per share to $0.95 to $1.05 from our previous range of $0.85 to $0.95.”
     30. On July 14, 2009, the Company announced that its Phase 2 clinical study evaluating Mesagem, a non-hormonal therapy for the treatment of vasomotor symptoms associated with menopause, had achieved top-line results, had exceeded the Company’s expectations, and would allow the Company to expedite Mesafem into Phase 3 development:
Miami, FL — July 14, 2009 — Noven Pharmaceuticals, Inc. (NASDAQ: NOVN) today announced positive top-line results from its Phase 2 clinical study evaluating Mesafem™ (low-dose paroxetine mesylate) for the treatment of vasomotor symptoms (hot flashes) associated with menopause (“VMS”).

This was a multi-center, double-blind, randomized, placebo-controlled Phase 2 efficacy and safety study of Mesafem in the treatment of VMS. The eight-week study, sponsored by Noven, enrolled 102 patients (with 98 patients completing) at ten clinical locations in the U.S. Patients in the active arm of the study received a dose of Mesafem below 10mg once daily. The primary objective of the study was to assess the safety and efficacy of Mesafem for the treatment of VMS. The primary outcome measures were mean changes in frequency and severity of moderate-to-severe hot flashes from baseline to the fourth and eighth weeks of the study.
“Although designed and powered to detect an efficacy signal, we were very pleased to achieve statistical significance in several primary outcome measures, and to identify clear efficacy signals in the others,” said Joel S. Lippman, M.D., Noven’s Vice President — Clinical Development & Chief Medical Officer. “Safety and tolerability of Mesafem were similar to placebo, with no drug-related serious adverse events. In short, Mesafem appears to be efficacious and well-tolerated at the tested dose, and information from this study should permit us to develop and initiate a well-designed and cost-effective Phase 3 clinical program by year-end.”
Peter Brandt, Noven’s President & CEO, said: “Today’s Phase 2 results exceeded all our internal expectations from the standpoints of both efficacy and tolerability. With the data from this study, we plan to expedite Mesafem into Phase 3 development, and to advance our commercialization and partnering strategies, with the goal of making this new non-hormonal treatment option broadly available to women who suffer from VMS, but who are not candidates for, or who have concerns about, hormone therapy.”
     31. Although the Company had made significant progress in 2008, was off to a strong start in 2009, and had just exceeded expectations in Phase 2 of their Mesafem product, in a press release dated July 14, 2009, the Company announced that it had entered into a merger agreement with Hisamitsu, stating:
Miami, Florida USA and Tosu, Saga Japan — July 14, 2009 — Noven Pharmaceuticals, Inc. (NASDAQ: NOVN) and Hisamitsu Pharmaceutical Co., Inc. (TSE: 4530) today jointly announced that they have entered into a definitive merger agreement pursuant to which Hisamitsu has proposed to acquire Noven for total cash consideration of approximately $428 million, or $16.50 per share, in an all-cash tender offer for 100% of the outstanding shares of Noven. The offer price represents a 22% premium to the closing price of Noven’s common stock on July 13, 2009, and a 43% premium to Noven’s average closing price for the preceding 90 days.
The acquisition is expected to be effectuated through a cash tender offer by a wholly-owned subsidiary of Hisamitsu for the outstanding shares of Noven. The tender offer, if successful, would be followed by the merger of the Hisamitsu subsidiary with and into Noven, with Noven surviving as a wholly-owned subsidiary of Hisamitsu.
The companies expect that Noven will continue as a standalone business unit, operating at its current locations in Miami and New York with its existing work force.
* * *
The merger agreement was unanimously approved by the boards of directors of both Noven and Hisamitsu. The tender offer is expected to commence by July 28, 2009, and to last for 20 business days. Consummation of the tender offer is subject to the satisfaction of certain customary conditions, including the tender of a majority of the outstanding shares of Noven on a fully-diluted basis and the receipt of regulatory approvals. Hisamitsu’s shareholders are not required to vote on or approve the tender offer or merger. Hisamitsu is currently the beneficial owner of 1,240,000 shares of Noven common stock, representing approximately 4.9% of shares outstanding.
     32. On that same day, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). The announcement and filings reveal that the Proposed Transaction is the product of a flawed sales process and is being consummated at an unfair price. According to the terms of the Merger Agreement, the Proposed Transaction would take the form of an offer by Hisamitsu to purchase all issued and outstanding shares of Noven at a price of $16.50 per share (the “Tender Offer”).
     33. On July 23, 2009, Hisamitsu filed a Schedule TO with the SEC setting forth the terms of the Tender Offer. The Tender Offer commenced on July 23, 2009 and is set to expire on August 19, 2009.

THE FLAWED SALES PROCESS
     34. On February 5, 2009, during a regularly scheduled Board meeting, Noven management and Board members discussed the possibility of Noven pursuing acquisitions or business combinations, and determined that doing so would not likely maximize shareholder value.
     35. Despite that determination, on March 31, 2009, Noven engaged J.P. Morgan Securities Inc. (“JP Morgan”) as a financial advisor to assist in possible negotiations at a meeting proposed by Hisamitsu, who had previously expressed interest in acquiring Noven. Representatives of Noven, Hisamitsu, JP Morgan and Lazard Freres K.K. (“Lazard”), Hisamitsu’s financial advisor, met on April 14, 2009 whereupon Hisamitsu proposed to purchase all outstanding shares of Noven at $14.00 per share in cash.
     36. On May 20, 2009, the Board authorized management to grant exclusivity to Hisamitsu, despite not having contacted any other potential buyers or engaging in a competitive bidding process to maximize shareholder value. Between first receiving Hisamitsu’s April 14, 2009 offer and the May 20, 2009 meeting, Noven failed to canvass the market and engaged in absolutely no efforts to contact potential buyers. During an April 23, 2009 Board meeting, the board considered Company A, who had an interest in Noven’s “transdermal” technology and who had in the past expressed interest in acquiring Noven. There is no indication that Company A was ever contacted regarding its potential interest in Noven.
     37. In fact, during the May 20, 2009 meeting, the Board explicitly decided not to perform a “market check” and thereby disregarded its fiduciary duty to Noven shareholders to maximize shareholder value (their “Revlon duties”).

     38. On June 4, 2009, Noven and Hisamitsu entered an exclusivity agreement which among other things prevented Noven from soliciting interest from or providing information to potential buyers of the Company until the end of the exclusivity period on July 1, 2009.
     39. Noven and the Individual Defendants’ failure to shop the company or to encourage competitive bidding is a blatant violation of their Revlon duties to maximize shareholder value.
THE PRECLUSIVE DEAL PROTECTION DEVICES
     40. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will emerge for the Company.
     41. First, the Merger Agreement contains a strict “no shop” provision prohibiting the members of the Noven Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting proposals relating to alternative tender offer or business combinations. The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations. In addition to the no-shop and standstill provisions, the Merger Agreement includes a $17,150,000 termination fee that in combination will all but ensure that no competing offer will be forthcoming.
     42. Section 5.04 of the Merger Agreement severely restricts the Board’s ability to enter into discussions and negotiations involving a competing unsolicited bid requiring the Board to (i) determine in good faith after consulting with the Company’s outside legal counsel and financial advisors that the competing bid would reasonably be expected to result in a superior proposal; (ii) give Hisamitsu notice to the effect that the Company entering into discussions or negotiations with another bidder; (iii) receive from the bidder an executed confidentiality agreement; and (iv) keep Hisamitsu informed, on a current basis, of the status of any discussions or negotiations with other bidders.
     43. Further, Section 5.04(b) provides a limited exception under which the Board may recommend an alternative acquisition proposal, requiring the Board to (i) provide Hisamitsu with written notice that the Company has received a superior proposal, specifying the material terms and conditions of the superior proposal and, (ii) provide Hisamitsu with a 5 business days period during which the Company is required to negotiate in good faith with Hisamitsu so that Hisamitsu may propose a modification to the Merger Agreement for the purpose of causing the alternative acquisition proposal to no longer be a superior proposal. These provisions further discourage bidders from making a competing bid for the Company.
     44. Thus, even if the Noven Board receives an intervening bid that appeared to be “superior” to Hisamitsu’s offer, they are precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior.” Consequently, this provision prevents the Noven Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Noven Board first determines that the proposal is superior.
     45. In addition to the unreasonably high standard that must be met for the Board to even consider a competing bid, the Company must also notify Hisamitsu promptly before recommending accepting that alternative bid, giving Hisamitsu an opportunity to match the terms of any competing bid. Obviously, no potential bidder will waste time and resources to make a competing bid that Hisamitsu can simply match.

     46. Moreover, Section 5.04(e) defines a Superior Proposal as a proposal that is more favorable to the Company’s stockholders from a “financial point of view” than the Proposed Transaction, thus preventing the Company from accepting an alternative proposal that is meritorious for reasons other than financial superiority.
THE MATERIALLY MISLEADING AND/OR INCOMPLETE
RECOMMENDATION STATEMENT
     47. On July 23, 2009, Noven filed a Schedule 14D-9 Solicitation/Recommendation Statement (the “Recommendation Statement”) with the SEC in connection with the Proposed Transaction.
     48. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rending the shareholders unable to make an informed decision on whether to tender their shares according to the terms of the Tender Offer.
     49. For example, the Recommendation Statement completely fails to disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed JP Morgan, the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by JP Morgan and relied upon by the Board in recommending the Proposed Transaction. In particular, the Recommendation Statement is deficient and should provide, inter alia, the following:
(i)	The financial projections and forecasts of the Company relied upon by JP Morgan in rendering its fairness opinion, especially considering all of their analyses utilize solely forward-looking multiples.

(ii)	The number and identity of the equity research analysts considered in the Analyst Price Targets analysis performed by JP Morgan and the price target of each research analyst.

(iii)	The calendar year 2009 estimated EBITDA of the Company, considering that in the Selected Public Companies Analysis, a reference range of 4.0x to 5.0x applied to the 2009 estimated EBITDA yielded an implied per share value of the Company of $10.83 to $12.72.

(iv)	The criteria utilized by JP Morgan to select the companies and multiples used in its Selected Public Companies Analysis.

(v)	The multiples observed for each company (or at least the high/median/mean/low range) in the Selected Public Companies Analysis and the criteria used to select the reference ranges applied to Noven’s corresponding financial data for each multiple.

(vi)	Noven’s implied multiple for enterprise value/EBITDA for 2009 and 2010 and enterprise value/revenue for 2009.

(vii)	The unlevered free cash flows that each of the Company’s business segments is expected to generate during the forecast period, the terminal values applied for each business segment, and the perpetuity growth rate or terminal revenue multiples used by JP Morgan in its Discounted Cash Flow Analysis, as well as its criteria for selecting discount rates for each segment (Transdermals: 10% - 14%; Therapeutics: 15% - 20%; Novogyne: 12% - 15%; Corporate: 10% - 14%).

(viii)	The reasons why in the case of the Transdermals and Corporate segments, the Forecast Period applied was 2009-2018, but for the Novogyne segment the period applied was 2009-2024 and for the Therapeutics segment the period applied was 2009-2035.

(ix)	The share count that was used when calculating the implied valuation range for the Selected Public Companies Analysis and the Discounted Cash Flow Analysis.

(x)	The selection criteria used and the companies selected by JP Morgan to select the companies used in the Selected Transaction Analysis.
     50. Further, the Recommendation Statement omits material information regarding the financial advisor retained in connection with the Proposed Transaction. Specifically, the Recommendation Statement states that JP Morgan was retained as the Company’s financial advisor in the Proposed Transaction but fails to inform the shareholders of the criteria used for selecting JP Morgan or of which other investment advisors (if any) were considered.
     51. Also, the Recommendation Statement fails to provide material disclosures concerning the process and criteria JP Morgan utilized, if any, to identify potential partners. In particular, the Recommendation Statement fails to inform the shareholders regarding the criteria implemented by JP Morgan in failing to propose a single potential financial buyer, JP Morgan’s reasons for failing to contact Company A regarding its potential interest in acquiring Noven, or, if it did contact Company A, what the level of Company A’s interest was, and whether JP Morgan considered the timing of the proposed transaction to be appropriate given the perceived dearth of potential financial buyers and the Company’s recent determination that a business combination would not maximize shareholder value.
CLAIM FOR RELIEF
COUNT I
Breach of Fiduciary Duty — Failure to Maximize Shareholder Value
(Against All Individual Defendants)
     52. Plaintiffs repeat all previous allegations as if set forth in full herein.
     53. As directors of Noven, the Individual Defendants stand in a fiduciary relationship to Plaintiffs and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Noven’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.
     54. As discussed herein, the Individual Defendants have breached their fiduciary duties to Noven shareholders by failing to engage in an honest and fair sale process.

     55. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Noven’s assets and will be prevented from benefiting from a value-maximizing transaction.
     56. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.
     57. Plaintiffs and the Class have no adequate remedy at law.
COUNT II
Breach of Fiduciary Duty — Disclosure
(Against Individual Defendants)
     58. Plaintiff repeats all previous allegations as if set forth in full herein.
     59. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Noven’s shareholders.
     60. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.
     61. As a result, Plaintiff and the Class members are being harmed irreparably.
     62. Plaintiff and the Class have no adequate remedy at law.
COUNT III
Aiding and Abetting
(Against Noven and Hisamitsu)
     63. Plaintiffs repeat all previous allegations as if set forth in full herein.
     64. As alleged in more detail above, Noven and Hisamitsu are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants Noven and Hisamitsu aided and abetted the Individual Defendants’ breaches of fiduciary duties.
     65. As a result, Plaintiffs and the Class members are being harmed.
     66. Plaintiffs and the Class have no adequate remedy at law.
     WHEREFORE, Plaintiffs demand judgment against Defendants jointly and severally, as follows:
          (A) declaring this action to be a class action and certifying Plaintiffs as the Class representatives and their counsel as Class counsel;
          (B) enjoining, preliminarily and permanently, the Proposed Transaction;
          (C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiffs and the Class rescissory damages;
          (D) directing that Defendants account to Plaintiffs and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;
          (E) awarding Plaintiffs the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiffs’ attorneys and experts; and
          (F) granting Plaintiffs and the other members of the Class such further relief as the Court deems just and proper.
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July 24, 2009

Respectfully submitted,

/s/ Hector Pena/w. permission JM

JOHN H. RUIZ, P.A.
Hector A. Pena, Esq.
FBN: 22503
5040 NY 7 ST
Suite 920
Miami, Florida 33126
Tel: 305-649-0020

And
LEVI & KORSINSKY, LLP
Eduard Korsinsky, Esq. (to be admitted pro hac vice)
Juan E. Monteverde, Esq. (to be admitted pro hac vice)
30 Broadway — 15th Floor
New York, NY 10004
(212) 363-7500
(212) 363-7171

Attorneys for Plaintiffs